

Jay Franklin · 3rd

Vice President at NRG Controls, Inc

Harrisburg, Pennsylvania, United States · **Contact info**

500+ connections

NRG Controls, Inc

Lebanon Valley College

Experience

Vice President

NRG Controls, Inc

Mar 2007 – Present · 14 yrs 9 mos

Education

Lebanon Valley College

BS, Biology

1993 – 1997

The best investment I ever made was an education at Lebanon Valley College